

January 30, 2024

Jørn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
3rd Floor, 44 Esplanade
St. Helier, Jersey
JE4 9WG

> **Re: Crown LNG Holdings Ltd**
> **Amendment No. 3 to the Registration Statement on Form F-4**
> **Filed January 18, 2024**
> **File No. 333-274832**

Dear Jørn Husemoen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

Amendment No. 3 to the Registration Statement on Form F-4

Risk Factors
Catcha may be unable to meet the Minimum Cash Condition or to obtain additional financing to complete our initial business combination..., page 68

1. Refer to your response dated December 6, 2023 to comment 7 in our letter dated October 27, 2023 in which you advised that you were in discussions regarding financing to achieve Catcha's minimum cash condition necessary to complete the business combination and that you expected to provide an update in a pre-effective amendment to the Registration Statement when the definitive terms of a financing were finalized. We remind you that you will need to update your disclosures throughout the filing regarding how Catcha will satisfy this minimum cash condition prior to requesting effectiveness of the Registration Statement.

Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebekah McCorvey